STEVENS & LEE

LAWYERS & CONSULTANTS

620 Freedom Business Center

Suite 200

P. O. Box 62330

King of Prussia, PA 19406

(610) 205-6000 Fax (610) 337-4374

www.stevenslee.com

August 17, 2009

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Phone:	(202) 551-3658
Fax:	(202) 772-9217

Re:	Eastern Insurance Holdings, Inc. Form 10-K for Fiscal year Ended December 31, 2008, Filed on March 13, 2009
File No. 001-32899

Dear Mr. Rosenberg:

We are writing on behalf of Eastern Insurance Holdings, Inc. (“EIHI” or the “Company”) in response to the Staff’s comment letter dated July 6, 2009 (the “Comment Letter”) relating to the Company’s 2008 Form 10-K (“Form 10-K”) and its 2009 Proxy Statement (“Proxy Statement”). We appreciate the Staff’s review of, and comments to, the Form 10-K and Proxy Statement. Set forth below are the Staff’s numbered comments and the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1 – Business

Marketing and Distribution

Workers’ Compensation Insurance, page 3

1.	We note your disclosure on page 4 that the largest producer in your workers’ compensation segment accounted for 18.2% of your direct premiums written for the year ended December 31, 2008. Please expand your disclosure to identify this producer. If you have a written agreement with this producer, please expand your document to describe the material terms of the arrangement. In addition, please file the agreement and all related amendments as an exhibit, or provide us with a legal analysis as to why these agreements need not be filed as exhibits to your annual report pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Philadelphia    •    Reading    •    Valley Forge    •    Lehigh Valley    •    Harrisburg    •    Lancaster    •    Scranton

Williamsport    •    Wilkes-Barre    •    Princeton    •    Cherry Hill    •    New York    •    Wilmington

A PROFESSIONAL CORPORATION

STEVENS & LEE

LAWYERS & CONSULTANTS

U.S. Securities and Exchange Commission

Division of Corporate Finance

August 17, 2009

Response:

The name of the Company’s largest producer is The Alliance of Central PA, Inc. (“Alliance”). The terms and conditions of the Company’s agreement with the Alliance are not materially different from the terms and conditions of the Company’s agreements with other producers. Attached as Exhibit A please find a copy of the Company’s standard terms and conditions for its producer/agency agreements, which we will file as an exhibit to the Company’s Form 10-Q for the quarter ended September 30, 2009. This will permit investors to see the relevant terms of such agreements without disclosing sensitive information such as pricing and commissions, which we believe could result in competitive harm. We will include the following disclosure with updated information in the Company’s future Form 10-K filings beginning with the year ended December 31, 2009.

Proposed Additional Disclosure:

The Company’s largest producer, The Alliance of Central PA, Inc. (“Alliance”), a consortium of approximately 17 central Pennsylvania agencies, accounted for 18.2% of the Company’s direct written premium in its workers’ compensation insurance segment for the year ended December 31, 2008. No one agent within the Alliance accounted for more than 5.3% of the Company’s direct written premium in its workers’ compensation insurance segment for the year ended December 31, 2008. The Alliance is subject to the terms and conditions of the Company’s Agency Agreement which sets forth binding authority, licensing of agents, premium remittance and collection and termination provisions, among other things. No other producer accounted for more than 10% of the Company’s direct premiums written in its workers’ compensation insurance segment for the year ended December 31, 2008.

Loss and LAE Reserves, page 11

2.	Please update the ten year loss table on page 14 for 2008 and reconcile the liability to the balance sheet.

Response:

We will include the reserve for unpaid losses and LAE as of the most recent balance sheet date in the ten year loss table in the Company’s future Form 10-K filings beginning with the year ended December 31, 2009. We have attached as Exhibit B a ten year loss table that reflects the reserve for unpaid losses and LAE as of December 31, 2008.

STEVENS & LEE

LAWYERS & CONSULTANTS

U.S. Securities and Exchange Commission

Division of Corporate Finance

August 17, 2009

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

3.	Please disclose the amount of securities that are guaranteed by third parties along with the credit rating with and without the guarantee. Also disclose any significant concentration in a guarantor both direct exposure (i.e., investments in a guarantor) and indirect exposure (i.e., investments guaranteed by a guarantor).

Response:

We will include the following disclosure in the Company’s future Form 10-K filings beginning with the year ended December 31, 2009.

Proposed Additional Disclosure:

As of December 31, 2008, the Company held insurance enhanced securities, net of prerefunded municipal bonds that are escrowed in U.S. government obligations, with an estimated fair value of $20.7 million, which represents approximately 9.2% of the Company’s total investments as of December 31, 2008. Municipal bonds made up the majority of the $20.7 million, with an estimated fair value of $20.3 million, while other structured securities accounted for the remaining $0.4 million.

The following table provides a breakdown of the ratings for these insurance enhanced securities, net of prerefunded municipal bonds, with and without insurance (dollars in thousands):

Ratings	Ratings With Insurance	Ratings Without Insurance
AAA	$17,332	$3,345
AA	2,237	12,576
A	795	3,916
CCC	357	0
Rating not available	0	884

Total	$20,721	$20,721

These securities had an average credit rating of AA+ as of December 31, 2008 (average credit rating of AA without the benefit of insurance).

STEVENS & LEE

LAWYERS & CONSULTANTS

U.S. Securities and Exchange Commission

Division of Corporate Finance

August 17, 2009

The Company’s indirect exposure to third party insurers, by percent of estimated fair value, as of December 31, 2008 was as follows:

Asset Type	Percentage of Estimated Fair Value
FSA	31.9%
MBIA	24.0%
FGIC	23.2%
AMBAC	19.8%
XLCA	0.9%
AGC	0.2%

Total	100.0%

The Company has no direct exposure to companies engaged in the business of providing third party credit enhancement.

4.	On pages 86 and 87, you disclose that you use independent pricing services, brokers and dealers. Please provide a discussion within MD&A to explain the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements. Be sure to include the following:

a.	The nature and amount of assets you valued using broker quotes or prices you obtained from pricing services, along with the classification in the fair value hierarchy;

b.	The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

c.	Whether, and if so, how and why, you adjusted prices or prices you obtained from brokers and pricing services;

d.	The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations; and

e.	Whether the broker quotes are binding or non-binding.

Response:

We will include the following disclosure in the Company’s future quarterly and annual filings beginning with the Form 10-Q for the quarter ended September 30, 2009.

STEVENS & LEE

LAWYERS & CONSULTANTS

U.S. Securities and Exchange Commission

Division of Corporate Finance

August 17, 2009

Proposed Additional Disclosure:

The estimated fair values of the Company’s fixed income securities, convertible bonds, and equity securities are based on prices provided by an independent, nationally recognized pricing service. Approximately 99.0% of the Company’s fixed income and equity security prices are obtained from the independent pricing service. The prices provided by the independent pricing service are based on quoted market prices, when available, non-binding broker quotes, or matrix pricing. The independent pricing service provides a single price or quote per security and the Company does not adjust security prices. The Company obtains an understanding of the methods, models and inputs used by the independent pricing service, and has controls in place to validate that amounts provided represent current exit values. The Company’s controls include, but are not limited to, initial and ongoing evaluation of the methodologies used by the independent pricing service as well as comparing the fair value estimates to the Company’s knowledge of the current market.

Critical Accounting Policies and Estimates

Reserves for Unpaid Loss Adjustments and LAE, page 37

5.	Please identify and describe those key assumptions such as frequency and severity that materially affect the estimate of the reserve for loss and loss adjustment expenses. In addition, please disclose the following:

a.	For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period. Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.

b.	Explicitly identify and discuss key assumptions as of latest balance sheet date that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

Response:

We will include the following disclosure in the Company’s future annual filings beginning with the Form 10-K for the year ended December 31, 2009 (to replace paragraph immediately preceding the workers’ compensation sensitivity analysis on page 40 of the Company’s 2008 Form 10-K).

Proposed Additional Disclosure:

For each of the methods described above that are used to estimate reserves for losses and LAE, the estimated paid and incurred loss development factors are key assumptions. Loss development factors are estimated based on the Company’s historical paid and incurred loss development patterns, and an

STEVENS & LEE

LAWYERS & CONSULTANTS

U.S. Securities and Exchange Commission

Division of Corporate Finance

August 17, 2009

estimate of the “tail factor”, or a factor to account for development beyond the maturity of the historical data. In addition, for the Bornhuetter-Ferguson methods, a key assumption regards an estimate of the expected loss ratio. The expected loss ratio is determined based on estimated historical loss ratios adjusted to reflect current underwriting and rate change activity. The assumptions used in these methods by the Company over time have reflected a consistent application of the Company’s estimating processes to emerging experience.

The tail factors used in the calculation of loss development factors to project actual current losses to ultimate losses requires considerable judgment. Selecting representative tail factors requires substantially more judgment than the historical loss development factors. While loss development factors are based on the historical claim payment and reserving patterns of the Company over a period of time, tail factors are estimated based on loss development trends in more mature accident years and industry information, and therefore are estimated in the absence of direct historical loss development history. Tail factors are impacted by various conditions including unexpected medical inflation, more difficult economic conditions resulting in an injured worker not returning to work or unanticipated inflationary wage costs. The Company has utilized the following tail factors for the years ended December 31, 2008, 2007 and 2006:

	2008	2007	2006
Incurred loss development	1.020	1.020	1.020
Paid loss development	1.035	1.035	1.035

For the year ended December 31, 2008, we recognized net favorable development on prior accident year workers’ compensation loss reserves of $2.7 million, representing 6.3% of our estimated workers’ compensation net loss reserves at December 31, 2007 and 4.1% of our workers’ compensation net premiums earned for the year ended December 31, 2008. The favorable development arose mostly from accident years 2006 and 2007, and resulted from actual loss development being somewhat lower than the Company had expected based on its historical loss development experience. These accident years had less development than expected based on the Company’s historical loss development patterns, reflecting continued improvements in loss mitigation and underwriting, which we describe in more detail below.

For the year ended December 31, 2007, we recognized net favorable development on prior accident year workers’ compensation loss reserves of $8.4 million, representing 20.1% of our estimated workers’ compensation net loss reserves at December 31, 2006 and 14.9% of our workers’ compensation net premiums earned for the year ended December 31, 2007. The favorable development arose mostly from accident years 2004, 2005 and 2006, and resulted from actual loss development being less than the Company had expected based on its historical loss development experience. The loss development factors used by the Company to determine its workers’ compensation loss reserves at December 31, 2006, were based on its loss development history at that time. During 2007, the Company’s favorable loss development relative to its historical experience was driven by favorable impacts from its loss mitigation efforts, which include greater availability

STEVENS & LEE

LAWYERS & CONSULTANTS

U.S. Securities and Exchange Commission

Division of Corporate Finance

August 17, 2009

and use of employers’ return to work programs, an improved economy relative to the historical experience of the Company, and significant claim settlements during 2007 at amounts less than previously established.

For the period from June 16, 2006 to December 31, 2006, we recognized net favorable development on prior accident year workers’ compensation loss reserves of $2.1 million, representing 5.8% of our estimated workers’ compensation net loss reserves at December 31, 2005 and 8.5% of our workers’ compensation net premiums earned for the period from June 16, 2006 to December 31, 2006. The favorable development arose mostly from accident years 2005 and 2004, and resulted from actual loss development being somewhat lower than the Company had expected based on its historical loss development experience. The loss development factors in the Company’s 2006 estimate of its workers’ compensation loss reserves largely reflected difficulty returning injured workers back to employment due to unfavorable economic conditions, which was representative of the Company’s experience in prior accident years. Favorable economic conditions in the Company’s underwriting territories during 2006 and more effectively functioning return to work controls resulted in favorable development on prior accident years during 2006.

6.	In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.

Response:

As many factors potentially affecting the ultimate value of our current reserve estimate are inter-related, the Company believes that loss reserve variability is most appropriately considered in the tail-factor sensitivity analysis disclosed in the Company’s 2008 Form 10-K and the additional disclosures in the response to question 5, above, and also the additional disclosure provided below. We will include the following disclosure in the Company’s future annual filings beginning with the year ended December 31, 2009.

STEVENS & LEE

LAWYERS & CONSULTANTS

U.S. Securities and Exchange Commission

Division of Corporate Finance

August 17, 2009

Proposed Additional Disclosure:

Management believes that changes in tail factors are reasonably likely considering the impact that changing economic conditions and medical inflation may have on the loss and loss adjustment expense estimation process. There are loss and loss adjustment expense risk factors that affect workers’ compensation claims that can change over time and also cause our loss reserves to fluctuate. Some examples of these risk factors include, but are not limited to, the following:

•	recovery time from the injury;

•	degree of patient responsiveness to treatment;

•	use of pharmaceutical drugs;

•	type and effectiveness of medical treatments;

•	frequency of visits to healthcare providers;

•	changes in costs of medical treatments;

•	availability of new medical treatments and equipment;

•	types of healthcare providers used;

•	availability of light duty for early return to work;

•	attorney involvement;

•	wage inflation in states that index benefits; and

•	changes in administrative policies of second injury funds.

Although many factors influence the actual cost of claims and the corresponding reserves for losses and loss adjustment expense estimates, we do not measure and estimate values for all of these variables individually. This is due to the fact that many of the factors that are known to impact the cost of claims cannot be measured directly. In most instances, we rely on historical experience and tail factors to estimate values for the variables that are explicitly used in the unpaid loss and loss adjustment expense analysis. For the most recent accident year, we rely on selecting an expected loss ratio to estimate the reserve for losses and loss adjustment expenses. In addition to the examples above that represent reasonably likely changes in our tail factor, another example of potential variability in our loss and loss adjustment expense estimation process involves selecting an expected loss ratio for the most recent accident year. For example, if our expected loss ratio for the 2008 accident year were to increase by 5 percentage points, our reserve for loss and loss adjustment

STEVENS & LEE

LAWYERS & CONSULTANTS

U.S. Securities and Exchange Commission

Division of Corporate Finance

August 17, 2009

expense as of December 31, 2008 would increase by $3.3 million, which would result in an after-tax reduction in our earnings of $2.1 million. Management believes that changes in the most recent year accident year loss ratio are reasonably likely due to variability in underwriting and rate changes. It is important to note that actual claims costs will vary from our estimate of ultimate claim costs, perhaps by substantial amounts, due to the inherent variability of the business written, the potentially significant claim settlement lags and the fact that not all events affecting future claim costs can be estimated.

In the event that our estimates of ultimate reserves for loss and loss adjustment expenses prove to be greater or less than the ultimate liability, our future earnings and financial position could be positively or negatively impacted. Future earnings would be reduced by the amount of any deficiencies in the year(s) in which the claims are paid or the reserve for losses and loss adjustment expenses are increased. For example, if we determined our unpaid loss and loss adjustment expense liability, net of reinsurance, of $55.2 million as of December 31, 2008 to be 5% inadequate, this would result in an after-tax reduction in our earnings of approximately $1.8 million. This reduction could be realized in one year or multiple years, depending on when the deficiency is identified. The deficiency would also impact our financial position because our statutory surplus would be reduced by an amount equivalent to the reduction in net income. Any deficiency is typically recognized in the reserve for losses and loss adjustment expenses and, accordingly, it typically does not have a material effect on our liquidity because the claims have not been paid. Since the claims will typically be paid out over a multi-year period, we have generally been able to adjust our investments to match the anticipated future claim payments. Conversely, if our estimates of ultimate unpaid loss and loss adjustment expense liabilities prove to be redundant, our future earnings and financial position would be improved.

“Other Than Temporary” Investment Impairments, page 44

7.	Please disclose the nature and type of assets underlying any asset-backed securities, for example, the types of loans (sub-prime, Alt-A, or home equity lines of credit) and the years of issuance as well as information about the credit ratings of the securities, including changes or potential changes to those ratings.

Response:

We will include the following disclosure in the Company’s future Form 10-K filings beginning with the year ended December 31, 2009.

STEVENS & LEE

LAWYERS & CONSULTANTS

U.S. Securities and Exchange Commission

Division of Corporate Finance

August 17, 2009

Proposed Additional Disclosure:

As of December 31, 2008, the Company held asset-backed securities with an estimated fair value of $4.9 million, net of mortgage backed securities, collateralized mortgage backed securities, and commercial mortgage backed securities. The types of underlying assets collateralizing these securities and their respective percentage of the securities’ estimated fair value as of December 31, 2008 were as follows:

Asset Type	Percentage of Estimated Fair Value
Credit card receivables	46.7%
Sub-prime home equity loans	21.6%
Auto loans	20.2%
Prime home equity loans	7.3%
Manufactured homes	4.2%

Total	100.0%

The following table provides a breakdown of the ratings for these asset-backed securities (dollars in thousands):

Ratings	2008
AAA	$3,642
AA	419
CCC	827

Total	$4,889

The weighted average credit quality of these securities as of December 31, 2008 was AA- with a weighted average issuance year of 2004. There has been no ratings action on these securities since December 31, 2008 and none of these securities are currently on credit watch or outlook.

8.	Please disclose the significant judgments you made in classifying a particular financial instrument in the fair value hierarchy.

Response:

We will include the following disclosure in the Company’s future quarterly and annual filings beginning with the Form 10-Q for the quarter ended September 30, 2009.

STEVENS & LEE

LAWYERS & CONSULTANTS

U.S. Securities and Exchange Commission

Division of Corporate Finance

August 17, 2009

Proposed Additional Disclosure:

The Company’s fixed income securities and convertible bonds consist primarily of publicly traded securities for which there are observable inputs and/or broker quotes. Most fixed income security prices provided by the independent pricing service are based on observable inputs and, therefore, are classified as Level 2 securities. The Company does not hold any fixed income securities, for which pricing was based on significant unobservable inputs; therefore, the Company has not classified any of its fixed income securities as Level 3 securities.

The Company’s equity securities consist primarily of mutual fund instruments for which there is an active market and quoted market prices; therefore, the Company has classified its equity securities as Level 1 securities.

9.	Please disclose the criteria you used to determine whether the market for a financial instrument is active or inactive (i.e., illiquid).

Response:

We will include the following disclosure in the Company’s future quarterly and annual filings beginning with the quarter ended September 30, 2009.

Proposed Additional Disclosure:

When prices provided by the independent pricing service for financial instruments vary significantly from week to week, we review and validate such prices for each financial instrument with other recognized market information sources or independent broker-dealers. Valuations of financial instruments in the current market environment have become more complex and reflect more volatility due to record spreads and lack of liquidity. Other criteria the Company uses to determine whether the market for a financial instrument is inactive include price quotations not based on current information, price quotations varying among brokers, significant increases in the bid-ask spread of an instrument and a significant decline or absence of a market for new issuances.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Run-off Specialty Reinsurance

Losses and LAE, page 55

10.	We note that you attributed the $19.3 million 2008 unfavorable loss reserve development on several factors noted as a result of the additional information acquired during the annual claims audit in January 2009. Please revise to disclose the specifics of the additional information you obtained during the audit. Additionally, please quantify the impact each factor cited in your disclosure had on the unfavorable loss reserve development for 2008.

STEVENS & LEE

LAWYERS & CONSULTANTS

U.S. Securities and Exchange Commission

Division of Corporate Finance

August 17, 2009

Response:

As noted in our disclosure on page 55, we received increased case reserves from the ceding company via our normal quarterly bordereaux process. An annual claims audit was performed in January 2009. The claims audit was a qualitative review of file quality and inquiry of management with the primary purpose of corroborating the increased reserves reported to the Company by the ceding company. The factors cited are not quantifiable, but rather offer the reasons why the case reserves as reported to the Company by the ceding company increased, which is consistent with the Company’s disclosure on page 55 of its 2008 Form 10-K. We will include the following additional disclosure in the Company’s future Form 10-K filings beginning with the year ended December 31, 2009, which further describes the claims audit process and emphasizes its qualitative nature.

Proposed Additional Disclosure:

The claims audit consisted of a review of a sample of claims files and inquiry of management at the ceding company. The claim file review qualitatively assessed the overall file quality and focused on initial claim contact, coverage review, liability and damage investigation, reserving, subrogation and file disposition. Inquiry of management involved interviewing personnel from the ceding company responsible for the oversight and day-to-day claims handling for the business assumed from the ceding company.

Notes to Consolidated Financial Statements

Investments, page 88

11.	Please revise your table on page 89 to include the impact of the segregated portfolio cell reinsurance segment, or tell us why your presentation is appropriate. Also, revise throughout the filing including on pages 17 and 44 to disclose the effect of including the segregated portfolio cell reinsurance segment.

Response:

The segregated portfolio cell reinsurance segment’s assets, liabilities, revenues and expenses are included in the consolidated assets, liabilities, revenues and expenses of the Company; however, as disclosed in the Company’s consolidated financial statements, the segregated portfolio reinsurance cell’s shareholders’ equity and operating results are eliminated from the consolidated financial position and results of operations through the segregated portfolio cell dividend payable and segregated portfolio cell dividend expense, respectively.

FASB Staff Position Nos. FAS 115-1 and FAS 124-1 (“FSP 115-1”) requires companies to disclose the amount of gross unrealized losses related to its fixed income and equity securities, including the amount of time for which the securities have been in an unrealized loss position. The primary purpose of this disclosure is to provide the user of the financial statements with additional information related to decreases in the fair value of a company’s fixed income and equity securities.

STEVENS & LEE

LAWYERS & CONSULTANTS

U.S. Securities and Exchange Commission

Division of Corporate Finance

August 17, 2009

The Company has excluded the segregated portfolio cell reinsurance segment’s gross unrealized losses from the FSP 115-1 disclosure because changes in the estimated fair value of the segregated portfolio cell reinsurance segment’s fixed income and equity securities has no direct impact on the Company’s consolidated financial condition or results of operations. Furthermore, we believe the exclusion of the segregated portfolio cell reinsurance segment from this disclosure provides a more transparent understanding of gross unrealized losses in the Company’s fixed income and equity security portfolios that could impact its consolidated financial position or results of operations.

The Company has also excluded the segregated portfolio cell reinsurance segment’s investment credit ratings from the table on page 17 because we believe credit ratings of the segregated portfolio cell reinsurance segment’s fixed income securities is not relevant to an understanding of the underlying risk in the Company’s fixed income portfolio.

Schedule 14A

Compensation Discussion and Analysis

12.	We note your disclosure on pages 21-22 that each executive officer’s base salary and actual short-term incentive award are determined, in part, by individual performance versus pre-established goals and objectives. Please expand your disclosure to provide a more specific discussion of each officer’s pre-established individual objectives. If the objectives included targets or were quantified, then the discussion should be quantified and/or should identify the targets. Please state whether these targets were achieved, and how this information was used by the compensation committee to adjust each element of compensation paid.

Response:

Unless EIHI’s Board of Directors or Compensation Committee determines otherwise, the annual goals and objectives for each named executive officer are to perform the duties and responsibilities set forth on Exhibit A of their respective employment agreements to the best of their abilities. Each named executive officer’s employment agreement is on file with the Commission. For 2008, neither the Board of Directors nor Compensation Committee established any goals or objectives for the named executive officer’s beyond the performance their job duties and responsibilities set forth in their respective employment agreements.

If any specific goals or objectives are established for named executive officers in the future, including any quantifiable targets, we will disclose such specific goals and objectives in the Compensation Discussion and Analysis, to the extent such disclosure will not result in competitive harm to the Company. Further, in future filings, we will modify the language of the Compensation Discussion and Analysis as set forth below to clarify that the annual goals and objectives of the named executive

STEVENS & LEE

LAWYERS & CONSULTANTS

U.S. Securities and Exchange Commission

Division of Corporate Finance

August 17, 2009

officers are to perform the duties and responsibilities set forth in their employment agreements, and that the Board of Directors and /or Compensation Committee will determine annually whether to establish any additional specific goals and objectives for such executives.

Proposed Additional Disclosure:

The third bullet (“the goals and objectives established for the executive;”) in the list beginning on page 21 and ending page 22 is eliminated.

The fourth bullet (“individual performance versus objectives;”) in the list beginning on page 21 and ending page 22 is changed to “individual performance of duties and responsibilities as set forth in employment agreement;”.

Immediately after bullet point list beginning on page 21 and ending on page the following sentence is inserted:

“Neither the Board of Directors nor Committee specified any additional specific goals or objectives for named executive officers.”

We hope that the foregoing has been responsive to the Staff’s comments. As you have requested, the Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to such filings, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Company also acknowledges the other statements made in your letter. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (610) 205-6029.

Very truly yours,

STEVENS & LEE

/s/ John D. Talbot
John D. Talbot

Exhibit A COMPANY/AGENCY AGREEMENT TERMS AND CONDITIONS

I.	AUTHORITY

The Agent is an independent contractor, not an employee of the Company and, subject to requirements imposed by law, the terms of this Agreement and the underwriting rules and regulations of the Company, is authorized to:

1.	Solicit, receive and transmit to the Company proposals for insurance contracts that are underwritten by the Company’s underwriting department to which the agent is appointed. The Company reserves the right to reject, for any reason, an insurance contract application submitted by the Agent except to the extent binding authority has been granted.

2.	Bind and execute insurance contracts only to the extent that:

a)	Binding authority is granted in this Company/Agency Agreement as revised from time to time, or as otherwise agreed to in writing, for each line of business.

b)	The Agent is properly licensed by the state with jurisdiction over the subject of such insurance.

c)	Bound coverage is reported to the Company in writing within seven (7) days after binding.

d)	No losses have been incurred to which the insurance would apply as of the time the binder is issued.

Binders shall be evidenced in writing, signed by a licensed and appointed agent, and effective on the date of issuance or a date in the future. Binders shall be effective no earlier than the date of their issuance.

3.	Provide all usual and customary services of an insurance agent on all insurance contracts placed by the Agent with the Company. Usual and customary services of an insurance agent shall not include services which, in the normal conduct of an insurance business, are performed by Company personnel, or performed for the Company by independent contractors other than insurance agents, such as loss control inspections, appraisals, and loss adjustment services.

4.	Collect and remit premiums on policies, and to retain commissions out of premiums so collected as specified in the Commission Schedule attached to and made a part of this Agreement. The agent agrees to refund return commissions on policy cancellations or reductions in each case at the same rate at which such commissions were originally retained.

5.	Exercise his/her authority personally or through his/her authorized employees.

6.	Represent other companies.

7.	Exercise exclusive and independent control of his/her time and the conduct of his/her agency.

8.	If an Agent has succeeded to and carries on an agency formerly owned or conducted by another, he/she shall pay return commissions on return premiums on such business in the same manner or to the same extent as stipulated above unless the parties have specifically otherwise agreed and the written consent of the Company to such agreement has been endorsed hereon.

Exhibit A

II.	LICENSING OF AGENTS

The Agent shall comply with applicable state law with regard to licensing of agency personnel. The Agent agrees to promptly notify the Company of any changes in personnel which necessitate a change in the appointment of producers provided by the Company. In addition, the Agent agrees to provide information to the Company deemed necessary to administer the appointment process. If the services of any producer associated with the Agent and appointed by the Company are unsatisfactory to the Company, the Company may, at its sole discretion, terminate the appointment of the producer.

The Agent may not appoint sub-agents.

III.	BROKERS

The Agent shall have no authority to accept any insurance line on a brokered basis unless specifically authorized in writing by the Company. The Agent may not present business to the Company that was not generated by an appointed producer unless the Agent discloses such fact to the Company and the Company expressly authorizes the submission in writing.

IV.	TRUST AGREEMENT

All funds coming into Agent’s possession from customers as premiums, for insurance policies issued by the Company, are funds of the Company received by Agent in a fiduciary capacity and shall be immediately remitted to Company when due. If any such funds are not remitted to the Company, Company shall have a first lien on all compensation due or which may become due to Agent to the extent of such funds. The Company is authorized to deduct the entire amount of such funds due, either before or after the termination of this Agreement, from any compensation due Agent.

The Agent may not commingle premium payments made on policies of the Company with the Agent’s personal or operating funds.

The Agent shall provide the Company with a financial statement upon written request. Such request shall state the reason for the request.

V.	AGENT COMPENSATION

The Agent’s compensation under this Company/Agency Agreement shall be as set forth in the attached Commission Schedule. Any additional compensation arrangements shall be negotiated and agreed to in writing by the Company and the Agent, and such writing shall be incorporated into and made a part of this Company/Agency Agreement.

The Company agrees to provide 60 days advance written notice of any proposed change in the commission schedule, and further agrees that commission rates cannot be changed more than once in any 12 month period unless agreed to by both parties.

VI.	PREMIUM REMITTANCE AND COLLECTION

1.	Direct Billed Policies

The Agent may request that the Company in accordance with the Company’s “Direct Bill Program” collect insurance policy premiums. Regarding any existing agency billed business that is to be transferred to the Company’s Direct Bill Program, the Company will determine the starting date and method for billing and collecting the initial premium. The Company shall be responsible for all direct premium billing and collecting unless otherwise mutually agreed by the Agency and the Company.

The Company shall clearly and prominently identify the Agent or applicable program administrator by name when transmitting policies, endorsements, cancellation notices and other communications to policyholders. The Company shall promptly provide the Agent with a copy of all such items (except invoices) sent to policyholders.

Exhibit A

The Company will furnish the Agent detailed expiration information on direct-billed accounts upon request within a reasonable period of time.

Commissions on premiums shall be paid to the Agent within 30 days after the end of the month in which premiums are received and recorded by the Company, subject to offset by the Company of any return commission due from the Agent. Payment of monthly commissions will be accompanied by a commission statement showing premiums applied to the direct billed account.

The Agent must promptly remit to the Company any premiums collected or paid to the Agent on direct-billed policies. The Agent agrees to cooperate and assist the Company in any collection proceedings it may engage in with the Agent’s policyholders.

2.	Agency Billed Policies

The collection of premiums from the Agent’s policyholder, which have not been billed by the Company, shall be handled in the following manner:

a)	The Company shall provide the Agent with a monthly accounting of premiums for all policies issued and effective in the Agent’s monthly accounting period. The accounting report is due in the office of the Agent within ten (10) days of the close of the accounting period and the actual payment of premiums for each monthly accounting period shall be paid by the Agent within thirty (30) days of the close of the accounting period in which the premium transaction took place, whether or not the Agent has collected all of the premiums included in the accounting.

b)	The Agent has full authority to collect, receipt for, and receive premiums on all policies accepted by the Company and may deduct any commissions owed by the Company, as described in the Commission Schedule attached to this Company/Agency Agreement, from such premiums.

c)	The Agent must promptly notify the Company of any premium dispute and the Agent will not be relieved of responsibility to collect premiums as indicated in its monthly accountings except by written consent of the Company.

d)	If the Company deems it necessary to collect premiums directly from the policyholder, the Agent will not be eligible for commissions on such premiums.

e)	All audit and retrospective premiums are due upon billing. The Agent shall be relieved from responsibility to collect such premiums subject to the following conditions:

(i)	Within forty-five (45) days after receipt by the Agent of any statement of premiums developed from an audit, voluntary report or retrospective premium adjustment and being unable to collect from the policyholder after a reasonable attempt to do so, the Agent shall inform the Company in writing of the reason the premiums are uncollectible and that relief from such responsibility is requested. The Agent agrees to waive commissions on the uncollectible premiums and the Company shall have the right to collect such premiums in any manner it may elect;

(ii)	If the Company does not receive such request within the period specified in the immediately preceding paragraph, the Agent shall be deemed to have elected to retain responsibility for the payment of such premiums.

f)	The Agent’s accounting records of the Company’s business shall be available for examination and audit by the Company at a reasonable time as agreed to by the Agent.

VII.	HOLD HARMLESS AGREEMENT

The Company shall hold the Agent harmless for errors or omissions due solely to the Company’s

Exhibit A

negligence. The Company shall bear the cost of defense of any claim or suit arising out of such error or omission on the part of the Company. The legal expense of any attorney hired by the Agent without the express written consent of the Company will be the responsibility of the Agent.

The Agent shall hold the Company harmless for errors or omissions due solely to the Agent’s negligence. The Agent shall bear the cost of defense of any claim or suit arising out of such error or omission on the part of the Agent. The legal expense of any attorney hired by the Company without the express written consent of the Agent will be the responsibility of the Company.

The Company shall indemnify and hold Agent harmless from any civil liability for damages, judgments, expenses, and counsel fees arising as a result of the Company’s failure to comply with the applicable requirements of the Fair Credit Reporting Act.

VIII.	AGENTS ERRORS AND OMISSIONS INSURANCE

The Agent is required to maintain insurance agents professional liability (“errors and omissions”) insurance with policy limits of at least $1,000,000 per occurrence/$1,000,000 aggregate. The Agent shall provide the Company with a certificate of insurance upon request.

IX.	AGENCY CONDUCT AND SERVICE TO POLICYHOLDERS; NO MODIFICATION OF COVERAGE

All applications, binders, claim reports, and other correspondence must be complete and accurate. The application for insurance or a copy thereof must be signed by the named insured and a licensed and appointed Agent before the policy is issued. All losses must be reported to the Company immediately after the Agent is notified of the loss, even if the Agent does not believe the loss is covered under the applicable policy.

The Agent may not alter, vary or waive any provision or term of the Company’s insurance policies, rates or plans except to the extent the Agent has binding authority to do so or the Company has otherwise provided written authority to do so.

The Agent may not commit the Company to any liability with regard to a policyholder claim or loss, or make any payments on the Company’s behalf, unless authorized to do so in writing by the Company.

The Agent may not use the Company’s name, policies or services in any advertising unless authorized to do so in writing by the Company. Any authority granted to the Agent for such use shall automatically terminate upon termination of this Agreement.

X.	OWNERSHIP OF EXPIRATIONS

1.	The Agent’s records regarding expirations are the property of the Agent and he/she shall have exclusive use and control of the records and expirations. However, in the event of termination of this Company/Agency Agreement, if the Agent has not paid his/her account by the due date stated on the account current as required under Paragraph V of this Agreement, the Agent’s records regarding policies insured by the Company shall become the property of the Company until such accounts are paid to the Company to its complete satisfaction, and the Company shall have the right to service the accounts during such period, including the right to possession, use, and control of the records pertaining to such accounts.

2.	The Company’s record or knowledge of names of policyholders and expiration dates shall not be referred or communicated by the Company to any other insurance agent

3.	All provisions of the Company/Agency Agreement pertaining to ownership of expirations shall apply to any direct billed policies.

Exhibit A

XI.	COMMUNICATIONS BY THE COMPANY WITH POLICYHOLDERS

1.	The Company may use, or permit the use of, its records of business placed by the Agent with the Company to gather information, either directly or indirectly, for the purpose of underwriting, market research, or product development.

2.	Nothing in this section shall limit the Company’s ability to provide policyholders with information of general interest, including but not limited to proposed legislation or regulations, the availability of broader insurance coverage, and loss control information.

XII.	AGENCY EXPENSES

The Company shall not be responsible for Agency expenses.

XIII.	AGENCY INTERFACE

1.	Records Retention

a.	The term “original” as it pertains to a document or form means either the actual or original document or a copy thereof, provided the copy is maintained on a medium which has been approved by both the Insurance Department of the state in which the Agent is located and the Company.

b.	Upon either the original execution or the effective date of a particular document, the Agent agrees to diligently maintain, safeguard, and store, for the greater of five (5) years or the period required by applicable state law, all originally signed applications and any other policy related documents which would, in the absence of interfacing capability, be sent to the Company for retention.

2.	System Migration, Upgrades, or Replacement by Agent

a.	To ensure the Company has sufficient time to determine whether the Company can continue to interface electronically with the Agent’s vendor system and to minimize disruption in the interface activities between the Agent and the Company:

i)	The Agent agrees to provide the Company with 60 days advance written notice of the Agent’s intent to change a vendor system from the one currently in use for interface activities covered under this section. Such changes include migration to a vendor system which operates on a different computer operating system, or the total replacement of the existing system whether from the same vendor or a different vendor; and

ii)	The Agent agrees to provide the Company reasonable notice of the Agent’s intent to install a newer version of the same vendor system.

XIV.	COMPANY PROPERTY

The Agent is deemed to have received and have access to the Company’s Agent’s Guide; the Agent must maintain access to a copy of the Agent’s Guide at all times. The Company will provide the Agent with access to the Agent’s Guide via the Internet. If the Agent has access to the Agent’s Guide solely via hard copy, the Agent agrees to maintain hard copies of the Agent’s Guide current at all times as directed by the Company.

Any policy forms and other Company supplies furnished to the Agent by the Company shall remain the property of the Company and shall be returned to the Company or its representatives promptly upon demand.

XV.	CANCELLATION OF RISKS

The Company reserves the right to directly cancel any binder or contract of insurance at any time. Such

Exhibit A

cancellation shall be with notice and for reasons in accordance with applicable state insurance laws. In the event such binder or contract of insurance has been in force for a period of thirty (30) days or longer, the Company shall notify the Agent prior to issuing a notice of cancellation.

XVI.	TERMINATION

The Agent may terminate this Agreement at any time upon giving at least 90 days written notice to the Company.

The Company may terminate this Agreement, for reasons identified below, upon giving at least the greater of (i) 90 days written notice to the Agent, or (ii) any notice period required by applicable law. Such notice is to be sent to the other party at the last known address by certified mail, return receipt requested, or by delivering such notice to the other party.

The Company may, without the consent of the Agent, cancel this Agreement for one or more of the following reasons:

1.	Agent violation of binding or underwriting authority.

2.	Agent failure to pay accounts as agreed.

3.	Fraudulent or dishonest acts of the Agent, including forgery.

4.	Misuse of Agent’s claim payment authority or failure to follow Company guidelines or procedures regarding claim payment authority.

5.	Failure to report losses or coverage bound on a timely basis as outlined in Section IX, Agency Conduct and Service to Policyholders, of the Company/Agency Agreement.

6.	Revocation of the Agent’s license or, if the Agent is a corporation, revocation of the license of any of Agent’s principal officers, by any state licensing authority.

7.	Breach of any provisions of this Agreement.

8.	Company’s surrender of its license.

9.	Sale or transfer of agency. (See related Section XVII and Section XVIII.)

10.	Replacement of this Agreement with a new Company/Agency Agreement.

11.	Any reason not prohibited by law.

The Company shall comply with applicable laws regarding termination of agency contracts. Any dispute relating to termination of this Company/Agency Agreement shall be first subject to any administrative remedy available to the Agent, which must be exhausted. The law of the state of the Agent’s residence shall control in any administrative proceedings regarding termination of this Company/Agency Agreement. Following such exhaustion of administrative remedies, any dispute relating to termination of this Company/Agency Agreement shall be subject to arbitration as provided in Section XX, “Arbitration.”

Except as otherwise provided herein or in accordance with applicable law, the Agent has no authority to solicit or bind insurance coverage on behalf of the Company as of the effective date of termination of this Company/Agency Agreement.

Upon termination of this Agreement, failure of the Agent to account for and pay the Company all premiums which it is due or pledge collateral acceptable to the Company shall cause the following conditions to apply:

1.	Expirations of policies placed with the Company and related policyholder records shall become the property of the Company and the Company is granted a security interest in such expirations; and

Exhibit A

2.	Subject to an accounting, the Company has the right to sell such expirations to satisfy the Agent’s outstanding financial obligations to the Company. Any remaining funds collected by the Company will be remitted to the Agent.

XVII.	LIMITED AGENCY AGREEMENT/REPLACEMENT OF POLICIES

The Agent’s decision shall prevail as to whether existing policies shall be placed with another insurer or continued in force after agency termination.

If this Company/Agency Agreement is terminated:

1.	The Company will immediately place in effect this Limited Agency Agreement authorizing the Agent to service unexpired insurance policies, and also arrange for appropriate underwriting, claims services, risk management, premium audit and other necessary Company services on such policies.

2.	On all policies a) containing contractual guarantees of renewal, b) subject to laws requiring renewal in the event of agency termination, or c) voluntarily renewed by the Company after the effective date of termination, the Agent shall retain a vested interest in the commissions payable on such policies for one year following termination or for such longer period as required by law.

3.	In the event the Agent fails to service unexpired insurance policies following the termination of this Company/Agency Agreement, the Company shall have the right to arrange for appropriate underwriting, claims services, risk management, premium audit and other necessary services on such policies.

XVIII.	SUCCESSOR CLAUSE

The Agent agrees to give 90 days advance written notice to the Company of any sale or transfer of the business subject to this Company/Agency Agreement, or the Agency’s consolidation with a successor firm, in order that the Company may, in its sole discretion:

1.	Permit assignment or transfer of this Agreement by the Agent to the successor; or

2.	Enter into a new Agency Agreement with the successor; or

3.	Terminate this Agreement and place in effect a Limited Agency Agreement with the successor for the sole purpose of providing the servicing set forth in Section XVII.

For the successor, the Company agrees to continue policies in effect on the date of sale or transfer of the Agency until termination of the policy period then in effect, where the hazard is unchanged.

XIX.	GOVERNING LAW

Except as otherwise provided herein, any dispute arising under this Company/Agency Agreement will be governed by the laws of the Commonwealth of Pennsylvania.

XX.	ARBITRATION

In the event of any dispute arising out of or under this Agreement between the Agent and Company, both the Agent and the Company agree to submit such disagreement to arbitration.

1.	There shall be three (3) arbitrators, one of whom shall be selected by the Company, one of whom shall be selected by the Agent, and a third arbitrator who shall be selected by those two arbitrators who have been selected by the Agent and the Company.

Exhibit A

2.	The determination of the arbitrators shall be final and binding on all parties.

3.	South Carolina: The South Carolina Uniform Arbitration Act, S.C. Code of Laws § 15-48-10 et seq., shall not apply to any arbitration or award under this Company/Agency Agreement.

XXI.	COMPANY RIGHTS NOT WAIVED BY EXCEPTIONS

The failure of the Company to insist, in any one or more instances, upon the performance of any one of the covenants or conditions of this Agreement, or to exercise any right or privilege herein conferred, shall not be construed as thereafter waiving any such covenants, conditions, rights, or privileges but the same shall continue and remain in full force and effect.

XXII.	REVISIONS TO AGREEMENT

This Agreement supersedes all previous Agreements, whether oral or written, between the Company and the Agent. The Company may unilaterally amend this Agreement by providing the Agent with 60 days advance written notice of the amendments.

XXIII.	CONFORMITY TO STATUTE

This Agreement is meant to conform to the laws of the state(s) in which the Agent is authorized to do business under this Agreement. Where this Agreement is in conflict, the appropriate state law will govern.

Exhibit B

	1998 (2)	1999 (2)	2000 (2)	2001 (2)	2002 (2)	2003 (2)	2004 (2)	2005 (2)	2006 (1)	2007 (1)	2008 (1)
Reserve for unpaid losses and LAE, net of reinsurance	$31,883	$34,279	$38,156	$43,363	$49,871	$58,500	$74,430	$83,389	$94,361	$99,801	$127,678

Cumulative amount of liability paid through:

One year later	13,913	18,460	21,248	23,111	23,399	23,449	24,178	27,598	31,968	40,739	—

Two years later	15,745	20,344	25,890	30,462	34,122	34,882	37,688	43,235	53,278	—	—

Three years later	16,555	21,799	29,330	35,030	39,742	41,609	47,480	54,897	—	—	—

Four years later	17,201	23,050	31,022	37,812	43,186	46,805	53,115	—	—	—	—

Five years later	17,860	23,904	32,834	39,806	46,026	50,429	—	—	—	—	—

Six years later	18,443	24,833	34,194	40,842	48,227	—	—	—	—	—	—

Seven years later	19,028	25,580	34,615	42,373	—	—	—	—	—	—	—

Eight years later	19,578	26,127	35,818	—	—	—	—	—	—	—	—

Nine years later	20,037	27,052	—	—	—	—	—	—	—	—	—

Ten years later	20,841	—	—	—	—	—	—	—	—	—	—

Liability estimated as of:

One year later	20,676	27,881	34,382	39,782	49,166	57,373	66,374	77,420	87,984	114,955	—

Two years later	21,725	29,004	36,372	43,030	50,596	57,462	66,237	75,531	98,448	—	—

Three years later	22,050	28,406	37,044	44,741	51,934	57,854	67,652	82,761	—	—	—

Four years later	22,261	28,604	38,018	45,931	53,131	59,845	71,610	—	—	—	—

Five years later	22,346	29,133	39,441	46,466	54,885	62,670	—	—	—	—	—

Six years later	22,710	29,827	38,918	46,363	56,707	—	—	—	—	—	—

Seven years later	23,325	29,894	38,987	47,786	—	—	—	—	—	—	—

Eight years later	23,121	29,221	39,519	—	—	—	—	—	—	—	—

Nine years later	22,337	29,503	—	—	—	—	—	—	—	—	—

Ten years later	22,610	—	—	—	—	—	—	—	—	—	—

Cumulative total redundancy (deficiency)	$9,273	$4,776	$(1,363)	$(4,423)	$(6,836)	$(4,470)	$2,820	$628	$(4,087)	$(15,154)	$—

Exhibit B

	1998 (2)	1999 (2)	2000 (2)	2001 (2)	2002 (2)	2003 (2)	2004 (2)	2005 (2)	2006 (1)	2007 (1)	2008 (1)
Gross liability—end of year	35,593	39,041	44,141	49,327	57,955	67,549	84,555	97,755	107,048	113,065	144,279

Reinsurance recoverables	3,710	4,762	5,985	5,964	8,084	9,049	10,125	14,366	12,687	13,264	16,601

Net liability—end of year	$31,883	$34,279	$38,156	$43,363	$49,871	$58,500	$74,430	$83,389	$94,361	$99,801	$127,678

Gross re-estimated liability— latest	25,015	33,753	47,643	56,891	68,232	74,931	84,544	96,764	112,832	127,948

Re-estimated reinsurance recoverables—latest	2,405	4,250	8,124	9,105	11,525	11,961	12,934	14,003	14,384	12,993

Net reestimated liability—latest	$22,610	$29,503	$39,519	$47,786	$56,707	$62,970	$71,610	$82,761	$98,448	$114,955

Gross cumulative redundancy (deficiency), including run-off group medical business	$10,851	$5,570	$(2,970)	$(6,141)	$(8,455)	$(4,257)	$3,969	$8,221	$4,637	$(15,103)

Less: Gross cumulative redundancy related to run-off group medical business	(8,010)	(5,201)	(4,311)	(6,314)	(5,508)	(1,937)	(87)	(45)	—	—

Gross cumulative redundancy (deficiency), excluding run-off group medical business	$2,841	$369	$(7,281)	$(12,455)	$(13,963)	$(6,194)	$3,882	$8,176	$4,637	$(15,103)

Gross liability, end of year	$35,593	$39,041	$44,141	$49,327	$57,955	$67,549	$84,555	$97,755	$107,048	$113,065	$144,279

Professional group long-term disability reserves	29,884	27,443	24,285	21,843	19,082	18,921	17,152	16,330	12,453	11,135	9,998

Term life premium waiver reserves	3,257	3,868	4,474	4,458	4,305	4,661	4,783	5,333	4,815	4,481	3,766

Other	125	109	74	73	52	39	41	74	256	58	3

Total reserves for unpaid losses and LAE	$68,859	$70,461	$72,974	$75,701	$81,394	$91,170	$106,531	$119,492	$124,572	$128,739	$158,080

(1)	The reserves for unpaid losses and LAE as of December 31, 2008, 2007 and 2006 are reflected before the impact of purchase accounting adjustments of $1,037, $1,049 and $1,895, respectively.
(2)	The reserves for unpaid losses and LAE for December 31, 1998 through December 31, 2005 have been restated to reflect the workers’ compensation insurance, segregated portfolio cell reinsurance, and run-off specialty reinsurance operations.
(3)	For purposes of understanding the Company’s reserve estimation results for its current lines of business, the gross cumulative redundancy related to the Company’s discontinued group medical business has been deducted from the total gross cumulative redundancy (deficiency) for all years presented.